SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.

Form 20-F       X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No        X

Release 1 September 2008, Lisbon

Notification of a decision of the Portuguese Competition Authority

Portugal Telecom (PT) announces that its subsidiary PT Comunicações (PTC) was notified on 1 September 2008 by the Portuguese Competition Authority within the context of proceedings no. 01/04 of a decision imposing a fine of Euro 2,116,268.00 (two million one hundred and sixteen thousand two hundred and sixty eight Euros) for an alleged abuse of a dominant position for putting into effect, between 1 March 2003 and 7 March 2004, a certain pricing scheme for leased lines services (March 2003 Pricing Scheme).

The Portuguese Competition Authority considered that the discount tiers of the March 2003 Pricing Scheme – approved by the ICP-ANACOM – were discriminatory insofar as they were designed to benefit the companies belonging to PT and to afford them a competitive advantage in relation to the remaining operators.

PTC accepts that the Portuguese Competition Authority and the ICP-ANACOM may have a different market regulatory perspective but believes it should not be penalised and much less fined for abiding with the specific instructions of the sector regulator.

PTC considers unfounded the allegations now brought against it and will therefore appeal the Portuguese Competition Authority’s decision before the Commercial Court of Lisbon within the legal time limits.

Portugal Telecom, sgps, sa Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal www.telecom.pt	Public company Share capital _ Euro 28,277,855.31 Registered in the Commercial Registry Office of Lisbon and Corporation no. _ 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800 http://ir.telecom.pt

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.